DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

November 25, 2019

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds
File Nos. 333-181202 and 811-22708

Dear Ms. Larkin:

On behalf of Brown Advisory Funds (the “Trust”), I wish to respond to the comments that you recently provided to Gary E. Brooks and I via telephone with respect to your review of the Trust’s filing of Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A of the Trust that was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 relating to a proposed new series of the Trust, the Brown Advisory Tax-Exempt Sustainable Bond Fund (the “Fund”).  The proposed responses on behalf of the Trust to each of your comments with respect to the Fund are set forth below.

Prospectus:

1.
Comment: Page 2 – Principal Investment Strategies:  The Fund’s “Principal Investment Strategies” disclosure states that: “Under normal circumstances, the Fund will invest at least 80% of the value of its net assets (plus any borrowings for investment purposes) in fixed income securities…”.  Given that the Fund’s name includes the term “bond”, please confirm supplementally that the Fund considers the term “fixed income securities” to be synonymous with the term “bond” for purposes of the Fund’s 80% investment policy and compliance with Rule 35d-1.

Response:  The Trust considers these terms to be synonymous for purposes of the Fund’s 80% investment policy and compliance with Rule 35d-1.  The terms “bond” and “fixed income securities” are used interchangeably throughout the fund industry with respect to 80% investment policies adopted under Rule 35d-1. The Trust believes that the term “bond” when used in a fund’s name, is widely accepted and commonly understood by investors to indicate that the fund may invest primarily in all types of fixed income securities.  The Trust further notes that the use of the term “bond” in the Fund’s name represents a type of investment (i.e., fixed income as opposed to equity) rather than a specific type of security (e.g., bond as opposed to note), which is consistent with the requirements of Rule 35d-1, which speaks in terms of types of investments as opposed to types of securities.   The Trust also notes that the Fund’s disclosure includes detailed information on the specific types of securities in which the Fund expects to primarily invest.

2.
Comment: Page 2 – Principal Investment Strategies:  The Fund’s “Principal Investment Strategies” disclosure states that: “Under normal circumstances, the Fund will invest at least 80% of the value of its net assets (plus any borrowings for investment purposes) in fixed income securities the interest of which is exempt from Federal income taxes, that do not subject shareholders to the federal alternative minimum tax (‘AMT’), and that have either an obligor or a use of proceeds that satisfies the Fund’s ESG criteria”.  Please use a plain English term and phrase to replace the term “obligor” and the phrase “use of proceeds” or otherwise revise or supplement the referenced disclosure to clarify the meaning of “obligor” and “use of proceeds”.

Response:   The disclosure has been revised as requested.
3.
Comment: Page 2 – Principal Investment Strategies:  The Fund’s “Principal Investment Strategies” disclosure states that: “The Fund may also invest more than 25% of its total assets in municipal bonds that are related in such a way that an economic, business or political development or change affecting one such security could also affect the other securities (for example, securities whose issuers are located in the same state).”  Please supplementally explain the purpose of this disclosure.

Response:  The disclosure is intended to supplement the Fund’s disclosure relating to its concentration policy. The disclosure regarding the Fund’s concentration policy states that: “The Fund may not purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry.  For purposes of this limitation, there is no limit on…investments in…tax-exempt securities issued by the states, territories or possessions of the United States”.  The Fund has reserved the right to exclude municipal securities from counting as an industry or group of industries for purposes of the Fund’s concentration policy based on long-standing SEC guidance that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry”. (SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”); see also Guide 19 to Form N-1A (“Concentration of Investments in Particular Industries”)).
The referenced disclosure in the Principal Investment Strategies is intended to provide investors with prominent and appropriate disclosure regarding this exclusion and to explain in plain English that the Fund’s strategy may involve investing to a significant extent in municipal securities that could be negatively impacted by, and underperform as a result of, the same economic, business or political developments.  This investment strategy disclosure also ties to the “Municipal Securities Risk” disclosure contained in the “Principal Investment Risks” section of the Prospectus and the risk concepts addressed therein regarding the potential for certain municipal securities to be adversely affected by a common economic, business or political development.

4.
Comment: Page 2 – Principal Investment Strategies:  The Fund’s “Principal Investment Strategies” disclosure states that: “The repayment of principal and interest on some of the municipal securities in which the Fund may invest may be guaranteed or insured by a monoline insurance company or other financial institution”.  Please use a plain English term to replace “monoline insurance company” or otherwise revise or supplement the referenced disclosure to explain what a monoline insurance company is.

Response:   The disclosure has been revised as requested.
5.
Comment: Page 2 – Principal Investment Strategies:  The Fund’s “Principal Investment Strategies” sections of the Prospectus note that the “Fund may also hold up to 20% of its total assets in securities rated below investment grade by an NRSRO or, if not rated, determined to be of equivalent qualify by the Adviser”.  Please confirm supplementally what types of instruments the Fund intends to invest in that are rated below investment grade (or determined to be of equivalent quality). For example, collateralized loan obligations or mortgage-backed securities.  To the extent the Fund intends to invest in a specific type of instrument rated below investment grade with unique risk characteristics, consider adding risk disclosure to the “Principal Investment Risks” sections disclosing the risks associated with such instrument.

Response:  The Trust notes that the Fund intends to invest in municipal bonds that are rated below investment grade (or determined to be of equivalent quality) but not other types of investments rated below investment grade (or determined to be of equivalent quality). Accordingly, no changes have been made in response to this comment.
6.
Comment: Page 3 – Principal Investment Strategies:  The Fund’s “Principal Investment Strategies” sections of the Prospectus note that the “Adviser has a process to integrate, identify and consider the Environmental, Social and Governance (‘ESG’) risks and opportunities throughout the investment lifecycle using a proprietary ESG assessment.”  The disclosure further notes that the “Fund will invest primarily in securities of obligors with desirable ESG profiles or where the use of proceeds exhibit one or more positive environmental and social impacts.” For purposes of informing investors how the Adviser screens investments, please consider adding information describing how the Adviser identifies a “desirable ESG profile” and how the Adviser determines that an issuance exhibits “one or more positive environmental and social impacts.”  Consider including additional information on the criteria or quantifiable measures used by the Adviser to make these determinations (e.g., the criteria or quantifiable measures employed by an index, third-party data provider relied on by the Adviser, or those criteria or quantifiable measures established by the Adviser).

Response:  The Trust notes that the Adviser relies on its own proprietary ESG research assessment to determine whether an issuer has a desirable ESG profile and whether the use of proceeds from an issuance will exhibit one or more positive environmental and social impacts. This ESG assessment is conducted with a focus on the environmental, social and governance factors specifically described in the principal investment strategies disclosure. In making its ESG assessment, the Adviser may make use of information from third-party data providers and a variety of other information sources, but the Adviser does not rely on criteria or quantifiable measures employed by a third-party data provider as a sort of “negative screen”. The Adviser also does not employ strict criteria or a quantitative screening process in evaluating issuers and issuances, but seeks to assess “all risks and opportunities holistically, meaning that a security will not necessarily be excluded from investment if any particular consideration or subset of considerations is a concern if the overall consideration results in a favorable evaluation.”  For these reasons, and because the Trust believes the current disclosure adequately informs investors of the types of factors considered by the Adviser in making its ESG assessment, the Trust respectfully declines to include additional disclosure in response to this comment.

7.
Comment: Pages 4-6 – Principal Investment Risks:  Please re-order the principal risks of the Fund in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018).  See also ADI 2019-08, “Improving Principal Risks Disclosure.”

Response:  The Trust respectfully declines to make the requested change.  The Trust is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Trust believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund.  In addition, the importance of each risk will change over time based on a variety of economic, market and other factors. Therefore, the Trust believes that re-ordering its current risk disclosure to emphasize certain risks over others could potentially be misleading to investors.  Accordingly, no changes have been made in response to this comment.
8.
Comment: Page 4 – Principal Investment Risks—Investments in Other Investment Companies Risk:  The Fund’s “Principal Investment Risks” section includes disclosure regarding “Investments in Other Investment Companies Risk”. Please confirm supplementally whether the Fund intends to invest in other investment companies as a part of the Fund’s principal investment strategies. Please also confirm supplementally whether the Fund intends to invest in exchange-traded funds as a part of the Fund’s principal investment strategies.  If the Fund intends to invest in other investment companies and/or exchange-traded funds as a part of the Fund’s principal investment strategies, please add disclosure, as appropriate and necessary, to the Fund’s (i) “Principal Investment Strategies” sections of the Prospectus and (ii) “Principal Investment Risks” sections addressing the specific risks associated with investing in exchange-traded funds.  If not, please consider removing the “Investments in Other Investment Companies Risk” disclosure.

Response:  The Trust notes that the Fund intends to invest in other investment companies, and the Trust further notes that the Fund’s “Principal Investment Strategies” sections of the Prospectus include the following disclosure: “The Fund also may invest in other investment companies, principally money market funds.”  The Trust also notes that the Fund does not intend to invest in exchange-traded funds as a part of the Fund’s principal investment strategies.  Accordingly, the Trust has not added any disclosure to the Fund’s “Principal Investment Strategies” and “Principal Investment Risks” sections regarding investments in exchange-traded funds.

9.
Comment: Page 5 – Principal Investment Risks—Private Placement Risk:  The Fund’s “Principal Investment Risks” section includes disclosure regarding “Private Placement Risk”.  Please confirm supplementally whether the Fund intends to invest in privately issued securities as a part of the Fund’s principal investment strategies.  If the Fund intends to invest in privately issued securities as a part of the Fund’s principal investment strategies, please add appropriate disclosure to the Fund’s “Principal Investment Strategies” sections of the Prospectus.  If not, please consider removing the “Private Placement Risk” disclosure.

Response:  Disclosure has been added to the Fund’s “Principal Investment Strategies” sections of the Prospectus noting that the Fund may invest in privately issued securities.
10.
Comment: Page 8 – Investment Objective:  As required by Item 9(a) of Form N-1A, please disclose whether the Fund’s investment objective is fundamental or if it may be changed without shareholder approval.

Response:   The Trust has added disclosure explaining that the Fund’s investment objective is non-fundamental and may be changed by a vote of the Board without shareholder approval upon a 60-day written notice to shareholders.
11.
Comment: Page 18 – Prior Performance of the Adviser’s Comparable Accounts:  The disclosure states that: “Because the operating expenses incurred by the separate investment advisory accounts are less than the expected operating expenses of the Fund, the performance results of the Composite would be greater than what Fund performance would have been”.  Please consider revising the referenced disclosure to read as follows: “Because the operating expenses incurred by the separate investment advisory accounts are less than the expected operating expenses of the Fund, the use of the Fund’s expense structure would have lowered the performance results”.

Response:  The disclosure has been revised as requested.
12.
Comment: Page 18 – Prior Performance of the Adviser’s Comparable Accounts:  The disclosure states that: “The accounts in the Composite are not mutual funds and, thus, were not subject to the requirements of the Investment Company Act of 1940, as amended, or Subchapter M of the Internal Revenue Code, which, if imposed, could have affected their performance”.  Please consider revising the referenced disclosure to read as follows: “The accounts in the Composite are not mutual funds and, thus, were not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended, and Subchapter M of the Internal Revenue Code, which, if imposed, could have affected their performance”.

Response:  The disclosure has been revised as requested.
13.
Comment: Page 18 – Prior Performance of the Adviser’s Comparable Accounts:  The disclosure states that “the performance of the Composite was calculated in compliance with the Global Investment Performance Standards (GIPS®) maintained by the CFA Institute. This performance calculation method differs from the SEC performance standards applicable to registered investment companies, such as the Fund. Investors should be aware that the use of a methodology different from that used to calculate the performance of the Fund could result in differing performance data”. Please supplementally confirm that the performance figures for the Composite shown in the “Annual Total Returns” performance table are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.

Response:  The Trust confirms that the performance figures for the Composite are net returns that reflect the deduction of all actual fees and expenses, including, but not limited to, management fees.
14.
Comment: Page 18 – Prior Performance of the Adviser’s Comparable Accounts:  Please supplementally confirm that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance shown in the “Prior Performance of the Adviser’s Comparable Accounts” section of the Prospectus are maintained in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response:  The Trust confirms that the books and records that form the basis for, and demonstrate the calculation of, the Adviser’s similar account performance are maintained in accordance with Rule 204-2(a)(16) under the Advisers Act.
Statement of Additional Information (“SAI”):
15.
Comment: Page 26 – Investment Limitations—Concentration:  The disclosure regarding the Fund’s concentration policy states that: “The Fund may not purchase a security if, as a result, more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry”.  Please add “or group of industries” to the end of the policy to conform to Item 16(c)(1)(iv) of Form N-1A.

Response:  The requested disclosure has been added.
16.
Comment: Page 26 – Investment Limitations—Concentration:  The disclosure regarding the Fund’s concentration policy states that: “For purposes of this limitation, there is no limit on: (1) investments in . . . . foreign government securities . . . .”  The Fund’s Prospectus disclosure does not mention any indication of potential investments in foreign securities such as securities issued by foreign governments.  Accordingly, please consider removing this exclusion from the Fund’s concentration policy.

Response:  The disclosure has been revised as requested.
* * * *

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Gary E. Brooks at (202) 261-3393 with any questions or comments you may have regarding the foregoing.
Very truly yours,
/s/ Patrick W.D. Turley